

The Shift Film
October 22 at 1:46 PM · 🌐

Did you see this? 😳😳 The number of pledges is rising so fast and so quickly we completely missed the moment when we passed $2M and here we are now at $2.1M!

It really, REALLY feels like there's some interest in making this movie happen. And why? Because we need better Christian movies and stories. It's just that simple.

Learn more and see where we're at now at angel.com/theshift

Please note that we are not accepting investment at this time. We are only gauging interest to help us decide if we should open another round of crowdfunding.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift

Movie | Offering: Reservation

2,536 $2,100,838
BACKERS   PLEDGED

Previous Rounds:

1,656 $729,000
BACKERS   RAISED



The Shift

Movie | Offering: Reservation

1,268
BACKERS

$1,022,484
PLEDGED

Previous Rounds:

1,656
BACKERS

$729,000
RAISED

EXPRESS INTEREST

---

theshiftfilm • Following   ...

theshiftfilm 😵💫 Over $1M in pledges looks like a lot of interest to us!

Want to be notified if another round of crowdfunding is opened? Be sure and go to angel.com/theshift and let us know!

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

1w

lovelyloripop Yaaaaas 🙌🙌🙌🙌
1w   Reply

lichiamei God is awesome!! Can't say enough. Congratulations 💛💛💛💛❤
1w   Reply

pono_freedom Not just what these guys are doing, but HOW

108 likes

OCTOBER 17

Add a comment...   Post

 **The Shift Film** is at **Fresno Ca**.

September 22 at 2:22 PM · Fresno, CA ·

···

A sneak peek behind the scenes of things to come.

Special thanks to @stellarlenseproductions for the great video, to CrossCity Fresno and Tower Theatre for hosting us, and to JK! Studios/Studio C's Jason Gray for joining us for...what, exactly? You'll find out soon.

Learn more about The Shift at angel.com/theshift

The Shift

Movie | Offering: Reservation

411
BACKERS

$500,710
PLEDGED

Previous Rounds:

1,656
BACKERS

$729,000
RAISED

theshiftfilm • Following

theshiftfilm 😲😲 Wow, over HALF A MILLION DOLLARS in pledges so far! Saying we are blown away just doesn't cut it.

If you would like to express your interest in investing in The Shift, head over to angel.com/theshift and let us know! If we do open up another round of crowdfunding, you'll be the first to know.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

#film #filmmaker #filmmaking #christian #christianity #movie #movies #crowdfunding #crowdfundingproject #theshiftfilm #angelstudios #Scifi #hollywood

1w

 **The Shift Film**
October 17 at 7:16 PM · 🌐

😲🎉 Over $1M in pledges looks like a lot of interest to us!

Want to be notified if another round of crowdfunding is opened? Be sure and go to angel.com/theshift and let us know!

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



The Shift

Movie | Offering: Reservation

1,268
BACKERS

$1,022,484
PLEDGED